ECOLAB INC.

1 Ecolab Place

St. Paul, Minnesota 55102

April 17, 2025

Mr. Michael Fay & Ms. Li Xiao

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ecolab Inc.
Form 10-K for fiscal year ended December 31, 2024
Filed on February 21, 2025
File No. 001-09328

Dear Mr. Michael Fay & Ms. Li Xiao:

This letter is written in response to the Staff’s comment letter dated April 7, 2025, on the Form 10-K of Ecolab Inc. (“the Company”, “we” or “our”) for the period ended December 31, 2024. For ease of reference, the numbered responses correspond to the paragraphs as numbered within the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the fiscal year ended December 31, 2024

Consolidated Financial Statements

12. Income Taxes, page 81

1.	We note discrete items include a tax benefit of $62.1 million associated with capital losses and $30.4 million in additional basis of foreign intangible assets. Please explain to us in greater detail the nature of and events that triggered these discrete tax benefits. Please also include any pertinent details in future filings.

Response

The two discrete tax benefits relate to separate, unrelated events in 2024. The Company will include incremental disclosure in future filings where such transactions have a material impact to the consolidated financial statements.

Capital Losses

The Company recognized a $62.1 million discrete tax benefit as a result of an elective change to its U.S. tax classification of a wholly-owned non-US subsidiary. The election was effective on December 31, 2024. One result of making the election was the realization of a U.S. tax capital loss.

Prior to making this election, the Company was prohibited under ASC 740-30-25-9 from recognizing a deferred tax asset associated with the built-in tax loss in this foreign investment because it was not apparent that the temporary difference would reverse in the foreseeable future until the Company committed to making the change in classification in Q4 2024.

The Company concluded the benefit of the tax loss was an unusual or infrequently occurring event and outside of ordinary income. As such, the benefit was recognized as a discrete item under ASC 740 principles.

Foreign Intangible Basis

The Company recognized a deferred tax benefit of $30.4 million due to an increase in the tax basis of its foreign intangible assets. The Company owns a Swiss subsidiary that was subject to Swiss tax law changes enacted in 2019 and effective beginning in 2020. Under the relevant tax law changes, the Company was entitled to a one-time “step-up” of tax goodwill that will be amortizable from 2025-2029 for local tax purposes. The Company recognized an estimated deferred tax asset in Q4 2019 based on estimates of future amortization deductions in conjunction with the change in tax law.

In November 2020, the Company initiated a ruling request with the Swiss Tax Authorities and subsequently received a tax ruling confirmation in Q4 2024. As a result of the ruling, the Company recorded a $30.4 million discrete adjustment to the prior deferred tax asset estimate in Q4 2024. The adjusted deferred tax asset corresponds with the Swiss ruling received and the expected amortization in 2025-2029.

17. Revenues, page 90

2.	We note on pages 28 and 61 that other estimates used in recognizing revenue include allocating variable consideration to customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. Please tell us how you have considered the relevant disclosure requirements of ASC 606 as it relates to your accounting for variable consideration, as set forth in ASC 606-10-50-1, 50-1(b), 50-17(b), and 50-20.

Response

In the referenced disclosures, variable consideration pertains primarily to volume-based sales rebate programs with distributors and key customers, that are estimated and recorded as a reduction to revenue in the same period as the corresponding sale.

Minimal judgment is required to accrue these incentives due to their non-complex nature and the limited use of assumptions in calculating their value based on current contractual requirements, reported actual sales volumes and recent historical trends. Incentive payments occur periodically throughout the year (monthly in many cases), reducing the reliance on assumptions and the level of uncertainty inherent in the Company’s reserve estimate. Consequently, the Company does not have a history of making material changes to its estimates related to these programs.

The Company considered the disclosure requirements of ASC 606-10-50-1, 50-1(b), 50-17(b), and 50-20 and in future filings, beginning with our 2025 quarterly report on Form 10-Q for the quarter ended March 31, 2025, the paragraph on page 61 in Footnote 2 – Significant Accounting Policies referring to variable consideration and the use of estimates in revenue recognition will be updated in a substantially similar format as the following:

Other estimates used in recognizing revenue include ~~allocating~~ variable consideration related to customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. These estimates are non-complex in nature and are based primarily on historical experience and anticipated performance over the contract period. In addition, timely sales data is available, limiting estimation uncertainty. Based on the certainty in estimating these amounts, they are included in the transaction price of the contracts and the associated remaining performance obligations.

The Company recognizes revenue when collection of the consideration expected to be received in exchange for transferring goods or providing services is probable.

Consideration of Critical Accounting Estimates

The Company has also reevaluated its disclosure of revenue recognition as a critical accounting estimate on page 28 within the MD&A section of our Form 10-K. As defined by the SEC in Regulation S-K, Item 303, critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.

Upon reevaluation, the Company has determined that the material estimates used in our revenue recognition do not meet the criteria for being deemed critical. As noted above, these estimates do not require significant judgment nor rely on assumptions about highly uncertain matters. Further, the Company expects that any reasonable adjustments to these estimates would not have a material impact on our financial statements, given their straightforward nature and minimal level of uncertainty in the assumptions used to calculate their value at the time of recognition.

In future filings, beginning with our 2025 annual report on Form 10-K for the year ended December 31, 2025, the Company will remove the revenue recognition disclosures from the Critical Accounting Estimates section within MD&A.

3.	Please tell us how you applied the guidance in paragraphs ASC 606-10-55-89 through 55-91 when selecting the categories to use to disaggregate revenues.

Response

In determining the appropriate categories of disaggregation to present in accordance with ASC 606-10-50-5, the Company has assessed the nature, amount, timing and uncertainty of revenue and cash flows affected by the economic factors impacting revenue recognized. Based on this analysis, the Company has concluded that the objectives in ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 are met by disaggregating revenue in the following ways: (1) reportable segment and product and equipment sales or service and lease sales; and (2) reportable segment and geographical regions.

In reaching this conclusion, the Company has considered information provided in earnings releases, information provided to the chief operating decision maker (the “CODM”), as well as any other level of disaggregation that is used in the financial review process. Specifically, information provided to the CODM primarily includes revenue disaggregated by operating segment and by geographic region as the primary two lines of delineation. Additionally, revenue disaggregated by segment and by product and equipment sales and service and lease sales is intended to convey the timing of revenue recognition as product and equipment sales are recognized at a point in time and service and lease sales are recognized over time. Further, presentation of revenue by reportable segment and geography best depicts the uncertainty of such revenue and cash flows as each geography has similar economic environments (or economic factors impacting revenue).

The Company has assessed the factors listed in ASC 606-10-55-90, including the examples listed in ASC 606-10-55-91, and concluded that our revenue disaggregation as outlined above is appropriate. It is also consistent with the disclosures included within the Company’s earnings releases and the regular internal reporting provided to, and reviewed by, the Company’s CODM. The CODM regularly reviews disaggregated data and financial results predominantly by operating segment and by region.

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On behalf of the Company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Scott D. Kirkland
Scott D. Kirkland
Chief Financial Officer